UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PHARSIGHT CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

71721Q101
(CUSIP Number)

Amish Mehta
Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000

Copy to:
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone:  (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

Page 1 of 10 Pages

CUSIP No. 71721Q101	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS VECTOR CAPITAL III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS VECTOR CAPITAL PARTNERS III, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS ALEXANDER R. SLUSKY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS TRIPOS (DE), INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) CO

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS TRIPOS INTERNATIONAL COOPERATIVE UA I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS TRIPOS (CAYMAN) LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 8 of 10 Pages

1	NAME OF REPORTING PERSONS TRIPOS (CAYMAN) LTD I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment”) is filed to amend and supplement Item 4 as set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities Exchange Commission.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the original Schedule 13D is amended and restated in its entirety as follows:

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among Tripos DE and each of the Stockholders party thereto in connection with the Merger and the related Merger Agreement.

Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of Tripos DE and (ii) each Share will be converted into the right to receive $5.50 in cash, subject to certain exceptions more fully described in the Merger Agreement.  In addition, options to acquire Shares outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be vested in full (where such options are subject to vesting requirements), cancelled and automatically converted into the right to receive an amount of cash equal to the excess, if any, of $5.50 over the per share exercise price for each such option.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) James Hopkins and John D. Yingling, the directors of Pearson Merger Sub, will serve as the directors of Issuer until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Pearson Merger Sub immediately prior to the effective time of the Merger will be the officers of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation of the Issuer will be amended at the effective time of the Merger as set forth in the Merger Agreement and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the bylaws of Pearson Merger Sub in effect immediately prior to the effective time of the Merger will be the bylaws of Issuer.

Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

One or more of the Reporting Persons may acquire Shares in the open market from time to time at prevailing prices prior to the consummation of the Merger.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2008	VECTOR CAPITAL III, L.P.

	By:	Vector Capital Partners III, L.L.C., its General Partner
	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

TRIPOS (DE), INC.

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Treasurer

TRIPOS INTERNATIONAL COOPERATIVE UA

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Director

TRIPOS (CAYMAN) LP

	By:	Tripos (Cayman) Ltd, its General Partner

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Chief Financial Officer

TRIPOS (CAYMAN) LTD

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Chief Financial Officer

Page 10 of 10 Pages